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                             May 26, 2023

       Jay Madhu
       Chief Executive Officer
       Oxbridge Acquisition Corp.
       Suite 201, 42 Edward Street
       Georgetown, Grand Cayman
       P.O. Box 469, KY1-9006
       Cayman Islands

                                                        Re: Oxbridge
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 11, 2023
                                                            File No. 333-270848

       Dear Jay Madhu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Questions and Answers About the Business Combination
       Q: How do the public warrants differ from the Private Placement Warrants and what are the related risks for any public warrant holders..., page 14

   1. We note your revised disclosure in response to prior comment 7. Please expand your discussion here and
elsewhere to discuss that the Private Placement Warrants are not redeemable and may be
exercised on a "cashless basis," whereas the public public
                                                        warrants are redeemable
and may only be exercised on a cashless basis if you call the public warrants for
redemption and require any holder to exercise its public warrants on a
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
May        NameOxbridge Acquisition Corp.
     26, 2023
May 26,
Page 2 2023 Page 2
FirstName LastName
         "cashless basis." In this regard, we note your disclosure on page
F-18.
Q: Did the Oxbridge Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business..., page 16

2. We note your response to prior comment 4 and reissue the comment in part. Please revise to provide a clear explanation as to why the Oxbridge board determined to obtain a fairness opinion.
Summary of the Proxy Statement/Prospectus, page 24

3. We note your revised disclosure in response to prior comment 11 and reissue it in part.
         Please revise to clarify which party may waive each condition that may be waived and the consequences of such wavier, including the condition that Jet.AI have cash on hand equal to or in excess of $5,000,000 after distribution of all funds and payment of expenses.
Risk Factors
Jet Token's business and reputation rely on, and will continue to rely on, third parties, page 48

4. We note your revised disclosure in response to prior comment 12 states that Jet Token intends to continue to build its internal development team and to gradually decrease on its reliance on external contractors for app development. We also note you state elsewhere that your CharterGPT app is expected to be made available to the public in advance of or simultaneous with the closing of the proposed Business Combination. Please revise to discuss the nature of work performed by external contractors, including whether such external contracts develop any of your software, and file any agreements governing the relationship between Jet Token and such parties. In addition, please discuss the current status of the CharterGPT app and the risks involved if there are delays or complications to
         Jet Token's CharterGPT app development.
Risks Related to Oxbridge and the Business Combination
Our Sponsor and certain of our directors and officers have interests in the Business Combination that are different from..., page 57

5. We note your revised disclosure in response to prior comment 6. Please include corresponding disclosure here that the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
The issuances of additional shares of Jet.AI Common Stock under the GEM Warrant may result in dilution of future Jet.AI stockholders..., page 64

6. Please revise this risk factor to include a cross-reference to your discussion of the Share
         Purchase Agreement on page 185.
 Jay Madhu
Oxbridge Acquisition Corp.
May 26, 2023
Page 3
Background of the Business Combination
The Oxbridge Board's Reasons for the Approval of the Business Combination, page 111

7. We note your revised disclosure in response to prior comment 19 reflects that Oxbridge's board considered that Jet Token is poised for expansion into new markets, including the
         Asian market. Please elaborate on the Jet Token's plans, if any, to expand into the Asian
         Market and address any risks related to such expansion.
8. Please revise to provide a basis for your statement that the "Oxbridge Board believes the
         [private aviation] industry can expand to $80 billion by 2025." Opinion of Stanton Park Advisors, LLC, page 116

9. We note you disclose that Stanton reviewed projections for the fiscal years ending
         December 31, 2023 to December 31, 2028 in arriving at its opinion. However, your projections included on page 120 are for the fiscal years ending December 31, 2023 to
         December 31, 2027. Please revise or advise.
10. Please revise discuss in greater detail each of the material analyses conducted by Stanton
         Park Advisors, LLC as part of its opinion, and any material assumptions underlying such analysis. Refer to Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A. Provide
         support for the ultimate conclusions reached in each of the comparable transactions and discounted cash flow analysis for determining the equity value of Jet Token. In addition, please identify the nine comparable transactions and companies and provide quantitative disclosure for the financial performance measures analyzed to support for the valuation multiples for the comparable transactions.
The Business Combination
Unaudited Prospective Financial Information for Jet Token
Key Financial Metrics, page 120

11. We note your response to comment 21. In your revised disclosure, you expect the forecast for EBITDA Margin to rebound beginning in 2025 due to the expansion in higher margin
       revenues primarily related to CharterGPT   s ability to automate the
charter process and
       lower unit costs per charter booking. Please expand your disclosure to further explain your use of CharterGPT and the impact of this technology on your business. In addition, please clarify why you have only identified the impact of CharterGPT in your change in
FirstName LastNameJay Madhu
       forecasted EBITDA Margins. In this regard, please tell us and expand your disclosure to
Comapany
       stateNameOxbridge    Acquisition
            how you considered          Corp.
                                  your other types of revenue and related
expenses in your
May 26,projections,
         2023 Pagefully
                     3 describing the material assumptions underlying your projections.
FirstName LastName
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
May        NameOxbridge Acquisition Corp.
     26, 2023
May 26,
Page 4 2023 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of Jet
Token, page 171

12. We note your revisions to your disclosure based on comment 23. Please address the following observations:

                In the revised disclosure you state, "In 2021, Jet Token booked $645,996 in revenue related to its App-generated charter bookings. During 2022 these revenues totaled
              $1.2 million, and $0.6 million an 89.5% increase from 2021." Please revise as necessary.

                In the revised disclosure you state,       Jet Token also
generates revenue through the
              direct chartering of its HondaJet aircraft by Cirrus. During 2022 this revenue amounted to approximately $1.0 million, an increase of $0.6 million, or 164.4% from the prior year. ...It cost $2.9 million to operate these aircraft in 2022, a $2.2 million,
              or 324.3%, increase over 2021, and resulted in a gross profit from operating the
              HondaJets of $0.4 million in 2022 compared to a gross profit loss of $0.2 million in
              2021.    Please further clarify how the $1 million revenue
related to direct chartering
              of the HondaJet aircraft by Cirrus and the cost of $2.9 million to operate these aircraft resulted in a gross profit from operating the HondaJets of $0.4 million in 2022, rather than a loss of $1.9 million.

                Please consider revising your discussion of results of operations to address each type of revenue and expense separately, rather than in the same paragraph.
13. We note your response to comment 26. Please further revise your disclosure to state the number of prepaid flight hours flown that represents the $104,726 of revenue recorded in
         2021. In addition, you state    In 2022, Jet Token sold 449 prepaid
flight hours,
         representing approximately $2.3 million, and flew 359 prepaid flight hours representing revenue of $2.3 million, leaving a balance of $0.9 million in deferred
revenue.    Please
         revise this statement to clearly disclose the hours sold, hours flown, revenue recorded and the deferred revenue balance for each period presented.
Information About Jet Token, page 177

14. We note your response to comment 29. You state contracts typically last three years and at the end of the period, the aircraft is to be sold and the owner is rebated their pro-rata share of the residual value. Please tell us how you account for the pro-rata share of the residual value in the aircraft that you will be responsible to rebate to the owner at the end of the contract period. Please reference the authoritative literature that supports your accounting.
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
May        NameOxbridge Acquisition Corp.
     26, 2023
May 26,
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FirstName LastName
Our Aircraft, page 182

15. We note your fourth aircraft in your current fleet, the Citation CJ4 Gen 2 aircraft, is wholly owned by one of your customers who committed his aircraft to you for management and charter via your Onboard Program. We further note that your Onboard
         Program requires execution of a limited management agreement. Please disclose the details of this arrangement and file such agreement as an exhibit to your registration statement, or tell us why you believe you are not required to do so. Share Purchase Agreement, page 185

16. Please expand your disclosure included in response to prior comment 33 to discuss material terms of the Share Purchase Agreement, including pricing provisions. In that regard, we note the Draw Down Terms specified in Section 6.01 of such agreement.
17. Please revise your tabular disclosure to explain the calculation of the shares held by GEM under each scenario. In that regard, we note you disclose that Jet Token will issue GEM a warrant granting it the right to purchase up to 6% of the outstanding common stock of Jet
         Token on a fully diluted basis as the of the listing. However, your tabular disclosure reflects that GEM will own approximately 20% of Jet. AI's common stock under each of the redemption scenarios on the date of listing. In addition, please file a form of the GEM
         Warrant as an exhibit to your registration statement.
Annex E, page E-3

18. We note the fairness opinion from Stanton Park Advisors, LLC included as Annex E states that the opinion has been prepared for the Oxbridge Board and "may not be relied upon by any other person or entity or for any other purpose." This language suggests that shareholders may not consider or rely on the information in the opinion which you have included with your proxy statement. Please revise to remove this limitation on reliance.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-29

19. We note your response to comment 40. On the Jet Token website under the Jet Card
         Options, we note up to 90% of the initial Jet Card balance is refundable (without membership). Please tell us how you have considered accounting for this refund obligation. To the extent you have not recorded a liability, please explain.
 Jay Madhu
FirstName  LastNameJay  Madhu
Oxbridge Acquisition Corp.
Comapany
May        NameOxbridge Acquisition Corp.
     26, 2023
May 26,
Page 6 2023 Page 6
FirstName LastName
Index to Financial Statements
Consolidated Financial Statements of Jet Token, Inc.
Notes to Consolidated Financial Statements
Note 5. Commitments and Contingencies
Operating Lease, page F-34

20. We note your response to comment 44. Please tell us why you believe recording the lease maintenance reserve as an asset is appropriate and include reference to the authoritative literature that supports your accounting.
Exhibits

21. We note that you have redacted information from portions of exhibits 10.4, 10.5 and 10.9.
         If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise to include a prominent statement on the first page of the filed version of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. In addition, include a notation in the exhibit index indicating that portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.
22. We reissue comment 47 in part. Please file a form of your preliminary proxy card.
General

23. Please provide a source for each of your market and industry statements throughout the proxy statement/prospectus. For instance, provide source information for your statements that "the private aviation industry is highly fragmented with the top 87 operators representing 57% of the market and over 1,800 operators representing the balance of the industry capacity," and "an estimated 90% of people who can afford to fly privately do not."
        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Kimberly
Calder, Assistant Chief Accountant. at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at
202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation
cc:      Andrew Frost